Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy., Suite 120
Henderson, Nevada 89052
(702) 939-5247

November 19, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Sirimal Mukerjee, Esq.

Re:           Searchlight Minerals Corp.
Registration Statement on Form S-3
(File No. 333-169993)

Dear Mr. Mukerjee:

Searchlight Minerals Corp. hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-169993) be accelerated to Tuesday, November 23, 2010 at 2:00 p.m. (Eastern Time), or as soon thereafter as is practicable.  We are separately enclosing the additional acknowledgement letter, as requested in the Staff's correspondence, dated November 16, 2010, in connection with such request for acceleration.

Please contact Jeffrey P. Berg of Baker & Hostetler LLP at (310) 820-8800 if you have any further questions.

SEARCHLIGHT MINERALS CORP. By: /s/ Carl S. Ager Carl S. Ager Vice President

CC:	MARTIN B. ORING
MELVIN L. WILLIAMS